1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.120

BC TWEED ADDS A BIT OF LICENSED GROWING SPACE

And by a Bit We Mean a Lot

April 14, 2018

DELTA, BC – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED) is pleased to announce that yesterday it received additional licensing at both greenhouse facilities operating under its majority-owned BC Tweed Joint Venture banner, including the licensing of the largest cannabis facility in the world.

In particular, the already operating 1.3 million sq. ft. greenhouse facility in Aldergrove, BC, where 400,000 sq. ft. of canopy under glass was licensed in February, is now licensed for 840,000 sq. ft. of growing space.

The second BC Tweed site, totalling 1.7 million sq. ft. of greenhouse production space, also received a cultivation licence for its first 900,000 sq. ft. of growing space.

In total, Canopy Growth’s licensed growing space has tripled in calendar 2018, to more than 2.4 million sq. ft. and remains on path to exceed 5.6 million sq. ft. of domestic growing space.

In consultation with IIROC and as a best practice, the Company decided to halt trading of its common shares on the TSX as soon as the licensing news was made public as the increased production capacity represents a material change in operations.

“This is all about focus and execution for our expanding team at Canopy Growth,” said Mark Zekulin, President, Canopy Growth. “We have spent four years establishing the largest licensed cannabis production platform in the world. This afternoon with two key licensing milestones, we doubled it.”

Want to learn more about our team at BC Tweed: visit us here. https://www.youtube.com/watch?v=c9qhIX7Kk_c

Here’s to Future (BC) Growth (and BC Bud).

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About BC Tweed Joint Venture

BC Tweed Joint Venture is a collaboration between Canopy Growth and an established, large-scale greenhouse grower to develop up to 3 million sq. ft. of high-end, automated greenhouse production space across two sites in beautiful British Columbia. Production is already underway to serve the growing demand for Canopy’s family of genetics.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.